United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Seventh Generation Interfaith Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Province of Saint Joseph of the Capuchin Order

ADDRESS OF PERSON RELYING ON EXEMPTION: 930 West State St, Milwaukeee WI 53233

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Subject: Exempt Solicitation on Shareholder Proposal — Additional Report on Lobbying Activities (Item #5)

RESOLVE:

The shareholders of Boeing request the preparation of a report, updated annually, disclosing:

•	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
•	Payments by Boeing used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
•	Boeing’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.
•	Description of management’s and the Board’s decision-making process and oversight for making payments described above.

RECOMMENDATION:

The Province of Saint Joseph of the Capuchin Order, along with co-filers Benedictine Sisters of Chicago, Missionary Oblates of Mary Immaculate, School Sisters of Notre Dame Central Pacific Province, St. Mary’s Institute (Sisters of the Most Precious Blood), O’Fallon, Missouri, and Ursulines, Central Province, are urging shareholders to vote FOR the shareholder proposal requesting an additional report on lobbying activities (Item 5 in the proxy statement) at the Boeing shareholder meeting on April 27, 2020.

Support for this resolution is warranted because:

1.	The Company’s reputation and financial health have been seriously compromised.
2.	The Company’s current lobbying disclosures are inadequate.
3.	The Company’s trade association lobbying can cause misalignment risk.
4.	The Company claims to believe in transparency, yet opposes this proposal.

ARGUMENTS IN FAVOR OF THE PROPOSAL:

We are concerned that inadequate lobbying disclosure by Boeing, combined with its recently damaged reputation, present significant risks to investors. This proposal is part of an ongoing investor campaign1 for greater corporate lobbying disclosure. Transparency and accountability in corporate spending to influence public policy are in the best interests of Boeing shareholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks Boeing’s reputation to the detriment of shareholder value.

1.	Company’s reputation and financial health have been seriously compromised
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[2] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[3]
•	A Conference Board study found companies with a high reputation rank perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.[4] According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[5]
•	Boeing media coverage has been overwhelmingly negative:
o	“Boeing is not a trustworthy company anymore”[6]
o	“737 Max Scandal Cuts Boeing's Once Rock-Solid Image”[7]
o	“Damning emails threaten Boeing’s reputation with the flying public”[8]
o	“Boeing’s reputation and stock price have been battered”[9]
o	“Boeing has dug a deep reputational hole for itself since the crash of the two 737 Max airplanes, and it has a big financial hole as well—burning $4.1 billion in cash in the third quarter.”[10]
o	Boeing faced “a quickly escalating threat to its reputation and financial health”[11] in the wake of two fatal crashes of its 737 Max.

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1 https://www.proxypreview.org/2020/contributor-articles-blog/could-lobbying-disclosure-at-boeing-have-prevented-oversight-lapses-that-led-to-fatal-crashes

2 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

3 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

4 “Reputation Risk,” The Conference Board, 2007, p. 6.

5 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

6 https://www.bbc.com/news/business-50845475

7 https://www.npr.org/2019/11/26/783197253/737-max-scandal-cuts-boeings-once-rock-solid-image

8 https://www.ft.com/content/01991ff2-33d4-11ea-9703-eea0cae3f0de

9 https://www.nytimes.com/2019/12/17/business/dealbook/boeing-737-max-production.html

10 https://fortune.com/2020/01/14/new-boeing-ceo-david-calhoun-ge/

11 “The 737 Max Fallout Poses a Risk to Boeing’s Finances — and Its Reputation,” Los Angeles Times, March 12, 2019, https://www.latimes.com/business/la-fi-boeing-crashes-reputation-20190312-story.html, accessed March 18, 2019.

o	Boeing is “sounding the alarm and pleading with Washington for a $60 billion bailout”.[12]
•	Questions have been raised whether Boeing’s lobbying and its close industry ties with the Federal Aviation Administration contributed to regulatory capture and lapses in oversight in the design and safety of the 737 Max. “Congress’s encouragement of self-regulation, possibly fueled by significant industry lobbying, raises legitimate concerns about undue industry influence or regulatory capture—that is, when a regulator works to advance the interests of the industry it regulates, often at the expense of the public.”[13]
•	“All anyone has to do is look at the revolving door in Washington, DC, in this agency, and the industry, to realize that there is a cozy relationship. Now the question is: Is that cozy relationship having an adverse impact on the safety decisions being made?” - James Hall, former chair of the National Transportation Safety Board[14]
•	The company’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to further reputational damage. In 2006, Boeing was fined $615 million after it was revealed that Boeing hired the top Air Force procurement official as a lobbyist, right after she had helped Boeing secure a tanker aircraft deal.[15] Additionally, Boeing’s former Chief Financial Officer was sentenced to jail for his role in the lobbying scandal.[16]
•	Boeing ranks as the 10th largest federal lobbying spender since 1998, spending more than $288 million.[17]

Since 2010, Boeing has spent more than $166 million on federal lobbying. They have been described as “one of the US’s most powerful lobbyists18 and “one of the biggest players in the Washington influence game.”19

•	Boeing’s lobbying on a bailout amid the coronavirus pandemic has attracted much press scrutiny.[20]

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12 https://thehill.com/business-a-lobbying/business-a-lobbying/488368-boeing-pleads-for-bailout-under-weight-of-coronavirus

13 https://www.seattletimes.com/business/boeing-aerospace/with-close-industry-ties-faa-safety-chief-pushed-more-delegation-of-oversight-to-boeing/

14 https://www.pogo.org/analysis/2019/10/corrupted-oversight-the-faa-boeing-and-the-737-max/

15 “Boeing Moves Forward after Government Fine,” NPR, May 16, 2006, https://www.npr.org/templates/story/story.php?storyId=5407530, accessed March 18, 2019.

16 “Ex-Boeing CFO Gets Jail for Tanker Scandal,” Chicago Tribune, February 15, 2005, https://www.chicagotribune.com/sns-boeing-scandal-story.html, accessed March 18, 2019.

17 http://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a, accessed March 24, 2020.

18 “Boeing’s 737 Max Fleet ‘Will Remain Grounded for Weeks,’” The Guardian, March 14, 2019, https://www.theguardian.com/world/2019/mar/14/ethiopian-airlines-boeing-737-max-black-boxes-arrive-paris, accessed March 18, 2019.

19 “Boeing a Major Lobbying Player on Capitol Hill,” CNN, March 13, 2019, https://www.cnn.com/2019/03/12/politics/boeing-capitol-hill-lobbying/index.html, accessed March 18, 2019.

20 See: https://www.thestreet.com/investing/boeing-surges-as-lawmakers-propose-corporate-rescue-package (”Boeing Gains as Lawmakers Propose $150 Billion Corporate Rescue Package”), https://thehill.com/business-a-lobbying/business-a-lobbying/488368-boeing-pleads-for-bailout-under-weight-of-coronavirus (”Boeing pleads for bailout under weight of coronavirus, 737 fallout”) and https://www.newsweek.com/boeing-airlines-under-fire-90-billion-share-buybacks-stoke-controversy-bailout-pleas-least-1493934 (Boeing, Airlines under Fire for $90 Billion in Share Buybacks, Stoke Controversy with Bailout Pleas for at Least $110 Billion).

2.	Company’s current lobbying disclosures are inadequate:
•	Although the Company makes the basic lobbying disclosures required by law, its current disclosures omit critical information—particularly its payments to trade associations and social welfare organizations used for lobbying, as well as state-level lobbying spending where disclosure laws are limited.
•	Finding lobbying disclosure at the state level has been described by an expert as nearly impossible given “the Byzantine manner in which the data is captured and made available online” which effectively buries information for many states.[21]
•	Boeing’s state-level lobbying spending is likely significant. For example, according to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, Boeing spent $1.3 million between 2012 and 2015.[22] In California, Boeing spent $1 million from 2010 – 2019 on lobbying.[23] In the state of Washington, Boeing’s lobbying through its trade association Aerospace Works for Washington[24] to preserve $8.7 billion in tax breaks has drawn scrutiny. [25]
•	Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.5 billion on federal lobbying since 1998.
•	This year Boeing began disclosing its trade association memberships in groups receiving more than $50,000 in annual dues. However, Boeing fails to disclose its trade association payments or the portion of their dues used for lobbying.
•	Boeing currently lists 2019 memberships[13] in 11 trade associations, including the Aerospace Industries Association, the Business Roundtable (BRT), the National Association of Manufacturers and the Chamber of Commerce. Together these four trade associations spent over $113 million on federal lobbying for 2019,[26] yet shareholders have no way to know how much of this is comprised of Boeing’s payments.
•	Boeing’s lack of trade association disclosure lags many of its peer group members which are providing disclosure of their trade association payments and the amounts used for lobbying, including 3M, AT&T, Cisco, General Dynamics, Intel, Johnson & Johnson, Lockheed Martin, Microsoft, Procter & Gamble Raytheon and United Technologies.[27]
•	Boeing’s trade association disclosure leaves out social welfare organizations (501(c)(4) organizations), which can also lobby.

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21 “Wal-Mart Improves Lobbying Disclosure after Shareholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-shareholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

22 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30. The study examined the largest 100 S&P 500 companies, adjusted for sector distribution.

23 http://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1146240&session=2019&view=activity

24 https://aerospaceworksforwa.com/coalition/

25 “Boeing, Lobby Group Team up to Defend $8.7 Billion in State Tax Breaks,” Reuters, January 10, 2017.

26 OpenSecrets.org, (Aerospace Industries Association - $1,400,000; Business Roundtable - $19,990,000; National Association of Manufacturers - $14,610,000; U.S. Chamber of Commerce - $77,245,000), accessed March 23, 2020.

27 Cisco, General Dynamics, Intel, Johnson & Johnson, Microsoft, Procter & Gamble Raytheon and United Technologies disclose their trade association payments, as well as the amounts of those payments used for lobbying. 3M, AT&T and Lockheed Martin disclose their trade association payments used for lobbying.

•	Boeing also lobbies abroad, reportedly spending between €500,000 – €599,000 on lobbying in Europe for 2018.[28]

3.	Company’s trade association lobbying misalignment risk

•	Boeing’s trade association memberships pose reputational risks and could harm long-term shareholder value when the lobbying of its trade associations contradicts the Company’s public positions. For example:
o	Boeing believes in addressing climate change,[29] yet the Chamber of Commerce undermined the Paris climate accord.[30]
o	Boeing signed the Business Roundtable (BRT) Statement on the Purpose of the Corporation[31] to be responsible to all stakeholders, yet the BRT is lobbying to limit the right of shareholders to file resolutions.[32]
o	While Boeing is assisting COVID-19 recovery and relief efforts, including manufacturing much needed face shields[33], the Chamber of Commerce has lobbied against the Administration’s use of the Defense Production Act[34].
•	Investors participating in the Climate Action 100+ representing $34 trillion in assets are asking Boeing[35] and other companies to align its lobbying activities with the goals of the Paris agreement. Companies have begun producing reports which assess the alignment between company positions, including on climate change, and the lobbying positions of their key trade associations.[36] Examples of companies producing reports include BP37 and Shell.[38]
•	Signatories to the Global Reporting Initiative are committed to GRI Standard 415,[39] which addresses the topic of public policy, calling on companies to report their stance on significant issues in public policy development and lobbying and any differences between its lobbying positions and any stated policies, goals, or other public positions.

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28 https://lobbyfacts.eu/representative/acaffda556984ce0baef69f798966c2e/boeing-international-corporation-belgium-branch-office

29 http://www.boeing.com/principles/environment/report/index.page

30 https://www.bloomberg.com/news/articles/2017-06-09/paris-pullout-pits-chamber-against-some-of-its-biggest-members

31 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf

32 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html

33 https://www.boeing.com/covid19/index.page

34 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html

35 http://www.climateaction100.org

36 https://www.washingtonpost.com/climate-environment/2020/02/25/bp-pull-out-trade-groups-over-climate-policies/

37 https://www.bp.com/en/global/corporate/news-and-insights/bp-magazine/bp-releases-trade-associations-report.html

38 https://www.shell.com/media/news-and-media-releases/2019/shell-publishes-reports-on-industry-associations-sustainability.html

39 https://www.globalreporting.org/standards/gri-standards-download-center/gri-415-public-policy-2016/

4.	Company’s claims to believe in transparency, yet Opposes this Proposal

•	CEO Dave Calhoun stated that he wanted to rebuild trust with stakeholders “through a recommitment to transparency and by meeting and exceeding their expectations.”[40] The Company’s Statement Against the Shareholder Proposal states that it “firmly believes in the importance of transparency regarding its political advocacy. The Board has considered this proposal in light of that commitment, and believes that it is not in the best interests of our shareholders. Boeing believes that the Company’s existing practices render the proposal unnecessary.”
•	However, the Company’s arguments are disingenuous. If Boeing believed in transparency, then it would provide shareholders disclosure of its lobbying as asked here. Boeing’s existing practices fail to provide a unified disclosure report to shareholders capturing its federal and state lobbying payments, including through its trade associations. Boeing is required to report its federal and state lobbying and has all of this information, so it could be readily provided to shareholders in a single report at minimal expense.
•	The Board continues to argue that Boeing has been recognized as a “Trendsetter” in the CPA-Zicklin Index of Corporate Political Disclosure and Accountability, a report that measures political disclosure and accountability policies and practices of companies in the S&P 500. This argument is misleading by conflating electoral and lobbying spending disclosures. Whereas the Company is ranked well for disclosing its’ political spending, Boeing lags the majority of its peers in lobbying disclosure.

The well-documented reputational risks of Boeing’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details. We also believe the reputational damage stemming the 737 Max crashes and misalignment between its policy positions and those of its trade associations has harmed long-term value. Boeing needs to repair its tarnished reputation and can show its commitment to rehabilitating its image and culture by more fully disclosing its lobbying activities.

For all of the above reasons, we urge shareholders to vote FOR Item 5, the shareholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

Robert Wotypka, OFM Cap.

Corporate Responsibility Agent

The Saint Joseph Province of the Capuchin Order

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Province of Saint Joseph of the Capuchin Order is not able to vote your proxies, nor does this communication contemplate such an event. The Province of Saint Joseph of the Capuchin Order urges shareholders to vote for Item 5 following the instructions provided on management's proxy mailing.

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40 https://www.boeing.com/features/2020/01/president-and-ceo-david-calhouns-email-to-employees.page